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AI 05043403 ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C. FEB 17 2005 526

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem North Carolina 27106
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 07

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Marshall (336) 761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED JUL 08 2005 THOMSON FINANCIAL

Butler & Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club Oaks Court, Suite A. Winston-Salem, NC 27104
(Address) (City) (State) (Zip Code)

PROCESSED MAR 02 2005 THOMSON FINANCIAL

RECD S.E.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST WINSTON SECURITIES, INC.

Statement of Financial Condition

December 31, 2004


RECD S.E.C.
FEB 28 2005
1086

Butler & Burke L.L.P.

Certified Public Accountants

TABLE OF CONTENTS

Butler & Burke L.L.P. | Certified Public Accountants


RECD S.E.C.
FEB 28 2005
1086

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 13, 2005

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 702,320
Interest receivable on bonds	10,227
Securities owned:	
Marketable at market value	616,903
Other assets	10,381
Property and equipment, net	2,728
TOTAL ASSETS	$ 1,342,559

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 1,388
	1,388
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized; 2,750 shares issued and outstanding	542,859
Retained earnings	798,312
	1,341,171
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,342,559

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Receivables from and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statement does not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: SECURED SHORT TERM BANK LOANS

At December 31, 2004, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry securities owned and to cover failed transactions. Interest on these loans is charged at LIBOR plus 2.5% (4.92%) at December 31, 2004. The loans are fully collateralized by the Company's securities owned. No amounts were owed on these loans at December 31, 2004. The agreements with the bank expire on June 19, 2005.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2004:

Vehicle	$ 39,345
Office furniture and equipment	60,038
Leasehold improvements	1,905
	101,288
Less: accumulated depreciation and amortization	98,560
	$ 2,728

NOTE D: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2004, the Company expected no losses from such open commitments.

NOTE E: LEASES

The Company leases its office space under a noncancellable operating lease. Future minimum lease payments under the terms of this agreement at December 31, 2004 are as follows:

2005	$ 7,704

Rent expense under this lease was $18,339 in 2004.

NOTE F: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rule.

At December 31, 2004, the Company had net capital of $1,292,303 which exceeded its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0011 to 1.

Reports of the Company required by Rule 17a-5 for the Securities and Exchange Commission are available for examination at the Company's offices and at the National and Regional Offices of the Securities and Exchange Commission located in Washington, D.C. and Atlanta, Georgia, respectively.